Supplement dated September 29, 2020
to the Prospectus dated May 1, 2018 for
Great-West Capital Choice and Great-West Capital Choice Select
And to the Prospectus dated April 26, 2019 for
Great-West Capital Choice Advisor and Great-West Capital Choice Select Advisor
Issued by
Great-West Life & Annuity Insurance Company

This Supplement amends certain information contained in your Prospectus. Please read this Supplement carefully and keep it with your Prospectus for future reference.

On June 3, 2019, Great-West Life & Annuity Insurance Company and Great-West Life & Annuity Insurance Company of New York (together, “Great-West”) entered into an indemnity reinsurance agreement (the “Agreement”) with Protective Life Insurance Company (“Protective”) to indemnify and reinsure the obligations of Great-West under substantially all of their non-participating individual life insurance and annuity business and group life and health business, including this Contract.

Under the Agreement, as of October 5, 2020, Protective will provide administration and customer service for this Contract in accordance with the terms and conditions of the Contract. Great West will continue its present role as the issuer of your Contract, and will remain responsible for the administration and customer service of the Contract. All of your rights and benefits under your Contract and Great West’s obligations under the Contract remain unchanged.

GWFS Securities, Inc., will also no longer be the principal underwriter for your Contract. Effective October 5, 2020, the principal underwriter for your Contract will be Investment Distributors, Inc. (“IDI”), a subsidiary of Protective Life Corporation (“PLC”), the parent of Protective. IDI is a Tennessee corporation and was established in 1993. IDI’s home office shares the same address as Protective Life at 2801 Highway 280 South, Birmingham, Alabama 35223. IDI is registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker dealer and is a member firm of the Financial Industry Regulatory Authority, Inc.

Protective is a Tennessee corporation founded in 1907.  It markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities and extended service contracts. Protective is currently licensed to transact life insurance business in 49 states and the District of Columbia.

Protective is the principal operating subsidiary of PLC, a U.S. insurance holding company and a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited (“Dai-ichi”). Dai-ichi is a top 20 global life insurance company. Dai-ichi’s stock is traded on the Tokyo Stock Exchange.

Beginning October 5, 2020, inquiries regarding your Contract may be made by writing or calling the Service Center at:

Regular Mail:
PO Box 1854
Birmingham, Alabama 35401-1854

Overnight Mail:
2801 Highway 280 Highway
Birmingham, Alabama 35223

800-905-1959

144182.14B

If you have any questions regarding the information provided in this Supplement, please contact our Service Center.

144182.14B